April 25, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

We are writing in consideration of recent correspondence with the Staff of the U.S. Securities and Exchange Commission (the “SEC” and the Staff of the SEC, the “Staff”) relating to Burford Capital Limited’s (“Burford”, the “Company” or “we”) capital provision asset valuation policy disclosed in our Form 20-F. In consideration of the Staff’s comments1 and based on discussions with Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm, we have developed an alternative valuation approach for our capital provision assets and are assessing the impact for the fiscal years ended December 31, 2019, December 31, 2020, and December 31, 2021.

Burford’s Proposed Valuation Methodology

As described in our previous correspondence with the Staff, Burford employs an income-approach valuation methodology for its capital provision assets, primarily utilizing level 3 inputs, as defined under Accounting Standards Codification (“ASC”) Topic 820 – Fair Value Measurements. Historically, the value of capital provision assets would only be adjusted upon the occurrence of observable milestones, i.e., objective events in an adjudicative tribunal or an observable market transaction.

The revised valuation approach maintains certain key principles from our existing valuation methodology. Specifically, we continue to believe observable milestone events/adjudicated events in the relevant tribunal are the primary driver of value of this asset class. The Company notes this approach will be applied to all capital provision assets, including the YPF-related assets.

In response to comments from the Staff, and in discussion with our independent auditors, the revised valuation approach includes further consideration of certain principles in the fair value methodology framework provided for in ASC 820, including (i) calibration of the valuation technique used in measurement of fair value in subsequent periods and (ii) time value of money.

Calibration

Consistent with the existing capital provision asset valuation methodology, we will initially measure each capital provision asset at the initial transaction price. We believe the initial transaction price for a given capital provision asset is

1 Per Staff comments provided on April 29, 2022; June 27, 2022; October 17, 2022; and January 12, 2023, conference calls with the Staff on October 4, 2022; January 4, 2023; and February 9, 2023, and Burford responses dated May 26, 2022; July 25, 2022; December 2, 2022; and January 26, 2023.

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representative of fair value at the investment date, as it is an arm’s length transaction between independent third parties and would be considered an orderly transaction2 between market participants as described in ASC 820-10-05-1B. We will calibrate the valuation technique such that its outcome equals the transaction price at initial recognition of the capital provision asset, given we will use a valuation technique with unobservable inputs to subsequently measure fair value in accordance with ASC 820-10-35-24C.

The Company will use data from its existing probabilistic modeling to develop a cash flow forecast3 for the capital provision asset, which will include both expected cash outflows (i.e., additional amounts committed to be funded, if any) and potential cash inflows. We will risk-adjust our cash flow forecasts4 by solving for a risk adjustment factor using the following inputs: (i) initial transaction price (representative of initial fair value); (ii) an appropriate discount rate5 (an input of which is market interest rates), and (iii) forecasted cash flows. The application of this risk adjustment factor results in an initial cash flow forecast that is adjusted for the litigation risk associated with a given capital provision asset.

This process provides a mechanism to calibrate management’s forecasted cash flows, a level 3 input, to the fair value at initial recognition for a given capital provision asset.

To the extent that there is a subsequent observable market transaction that evidences a market price6, to ensure that the valuation technique reflects observable market data at the measurement date in accordance with ASC 820-10-35-24C, we would recalibrate the model using the observable market price as the fair value for the given capital provision asset to calculate a new risk adjustment factor using the process highlighted above. We address changes in fair value driven by objective events in an adjudicative tribunal below.

Time Value

Under the revised valuation approach, the fair value of a capital provision asset will be determined each period by calculating the present value of the risk-adjusted forecasted cash flows, discounted at an appropriate rate considering the risk inherent in that capital provision asset. Management determines the applicable discount rate using the expected duration of the asset and based on consideration of what a market participant would reasonably expect as the cost associated with the funding risk of deploying capital. The application of this discount rate (inclusive of an applicable risk-free rate and credit spread) incorporates both market risk and idiosyncratic asset-class risk into the valuation approach, which is distinct from the risk adjustment discussed above that gives effect to the asset-specific litigation risk7, including any potential counterparty credit risk.

As noted in a prior response to the Staff dated January 26, 2023, the Company performs probabilistic modeling to consider a wide range of outcome scenarios and the ensuing expected returns, given proposed terms and based on litigation risk. The Company lacks sufficient data to rely wholesale on that modeling for valuation purposes at present and in past periods. Thus, the cash flow forecasts for each capital provision asset under the revised valuation approach are based on the scenario from the probabilistic model for which we have the most robust cash flow forecasting information,

2 Transactions to purchase capital provision assets are assessed by Burford in accordance with the guidance in ASC 820-10-25-54(I) to determine whether circumstances exist suggesting it may not be an orderly transaction

3 In accordance with the present value principles in ASC 820-10-55-5 and 55-6

4 In accordance with the present value principles in ASC 820-10-55-5, the risk-adjustment incorporates the price for bearing the uncertainty inherent in the cash flows

5 In accordance with ASC 820-10-55-5, the discount rate incorporates the time value of money into the income approach model. The discount rate reflects assumptions that market participants would use when pricing a capital provision asset and takes into account only the factors attributable to the asset being measured, in accordance with ASC 820-10-55-6.

6 In accordance with ASC 820-10-35-36, fair value measurements shall maximize the use of relevant observable inputs

7 In accordance with ASC 820-10-55-6, discount rates used reflect assumptions that are consistent with those inherent in the cash flow forecast to maintain internal consistency and avoid double counting or omitting the effects of risk factors

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given the processes and mechanisms for forecasting under the probabilistic model that currently exist. The development of the cash flow forecast involves discussions with our professional staff and a review of the available case-specific information, utilizing management’s judgment based on its historical experience and deep industry knowledge. In accordance with ASC 820-10-35-54A, the Company uses its own data and assumptions in developing cash flow forecasts (i.e., the key unobservable input used in valuation of the capital provision assets). The risk-adjustment factor then applied to the cash flow forecast implicitly incorporates all potential litigation outcomes, anticipated timing and amount of cash flows associated with each potential outcome, and expectations regarding probability of each potential outcome. We believe the application of the risk-adjustment factor is consistent with the information and assumptions that a market participant would use when pricing a capital provision asset and therefore meets the objective of a fair value measurement.

The forecasted cash flows will be updated each period to incorporate the following inputs, which management believes are the principal drivers of cash flow expectations from a market participant standpoint:

●	Changes in timing or amount of forecasted required funding or proceeds from the litigation outcome (including asset specific adjustments to the cash flows driven by a change in duration or credit risk)
●	Changes in the probability of the given potential litigation outcome, which is determined by the occurrence of objective activity in the adjudicative tribunal with respect to a given asset

As of each measurement date, management will determine (i) whether information exists that suggests its cash flow forecasts used in the Company’s fair value modeling require adjustment, (ii) whether there has been an identifiable objective litigation event that suggests the probability of a given litigation outcome has changed and (iii) an applicable discount rate using the expected duration of the asset and based on consideration of a market participant’s cost associated with the funding risk of deploying that capital. The discount rate will be updated each reporting period8.

The process for incorporating an identifiable objective litigation event into the cash flow forecast will align to our existing valuation methodology. The process for developing these adjustments is consistent with that described in our correspondence with the Staff as of January 26, 2023.

Summary

In response to feedback received from the Staff and discussions with our independent auditors, we have developed a revised valuation approach that appropriately calibrates management’s valuation technique to the initial transaction price (fair value) of each capital provision asset through the risk-adjustment of our cash flow forecast. The revised valuation approach also incorporates the time value of money by discounting management’s forecasted cash flows at an appropriate rate. This will result in the Company recognizing income or loss related to the change in fair value of its capital provision assets due to (i) the passage of time and (ii) the occurrence of objective adjudicative litigation-based events that result in a change in the risk-adjusted cash flow forecasts or (iii) an observable market transaction.

This revised approach maintains two key principles from our historical valuation methodology: (i) our initial transaction price represents fair value of each capital provision asset and (ii) the occurrence of observable adjudicative events that provide information regarding a capital provision asset’s litigation outcome is the primary determinant of a change in value for a capital provision asset. We believe this revised approach integrates these key principles while appropriately incorporating the calibration and time value principles in the fair value methodology framework provided for in ASC 820.

8 In accordance with ASC 820-10-35-9A, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions

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Assessment of Impact to Reported Financial Information

The Company advises the Staff that it continues to evaluate the impact of the foregoing modifications to its approach to the Company’s valuation of its capital provision assets. The Company is evaluating and identifying the periods impacted as a result of utilizing the revised valuation approach, and will advise the Staff on its considerations regarding the filing of amendments or impact on previously issued financial statements, as necessary.

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Should you have any questions or comments with respect to this letter, please contact me at (212) 235-6820 or jlicht@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Jordan Licht
			Name:	Jordan Licht
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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